Philips sells its stake in Pace PLC

Friday, April 17, 2009

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has sold its remaining stake in U.K.-based technology provider Pace PLC (FTSE: PIC) to investors in a capital markets transaction. This transaction represents 17% of Pace’s issued share capital, or 50.7 million of common stock, and reduces Philips’ holding to zero.

The transaction will provide Philips with net proceeds of EUR 76 million, and is expected to result in a non-taxable gain of EUR 48 million in the second quarter of 2009, which will be recognized in financial income and expenses.

This transaction is in line with Philips’ communicated strategy to dispose of non-core shareholdings.

For further information, please contact:

Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

The offer and sale of securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Act”), or under any other applicable securities laws.  They may not be sold, transferred, offered for sale, pledged, or hypothecated or otherwise disposed of unless registered under the Act or pursuant to an exemption from the registration requirements of the Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.